EXHIBIT 3.2 - Articles of Amendment of the Registrant, September 15, 2004


Articles of Amendment Pursuant to Article 4.04, Texas Business Code

Article 1 - Name

The name of the corporation is as set forth below:

Biodyne, Inc.

The filing number issued to the corporation by the secretary of state is:
Charter No. 1233554-0

Article 2 - Not Applicable

Article 3 - Not Applicable

Article 4 - Other Altered, Added, or Deleted Provisions


Amendment 1: This amendment revises article four to read as follows:

The aggregate number of shares which the Corporation shall have the authority to issue is One Hundred Million (100,000,000). The shares shall have no par value.

Amendment 2: This amendment adds the following articles:

Article Nine:  There shall be no preemptive rights.

Article Ten: The Board of Directors may repeal or mend the bylaws of the corporation and may adopt new or additional bylaws, and the articles of incorporation shall be amended as provided in the Texas Business
Corporation Act.

Article Eleven:  There shall be no cumulative voting for directors.

Article Twelve: Any vacancy of the board of directors may be filled by the affirmative vote of a majority of the remaining directors. Any director so elected shall serve until the director's successor has been elected and qualified

Article Thirteen: The corporation shall have the power to indemnify to the fullest extent permitted by law any person who is made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or a fiduciary within the meaning of the Employee Retirement Security Act of 1974, as amended with respect to any employee benefit plans of the corporation, or serves at the request of the corporation as a director, officer, employee or agent, or as partnership, joint venture, trust or other enterprise and their respective heirs, administrators, personal representatives, successors and assigns. Indemnification specifically provided by the Texas Business Corporation Act shall not be deemed exclusive of any other rights to which such director, officer, employee, or agent may be entitled under any bylaw, agreement, vote of shareholders, or disinterested directors or otherwise. The corporation, its officers, directors, employees, or agents shall be fully protected in taking any action or making any payment under this Article or in refusing to do so upon advice of independent counsel.

Article Fourteen: No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except that this provision shall not apply to: (a)
Any breach of the director's duty of loyalty to the corporation or its shareholders; (b) Any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) Any distribution which is unlawful; (d) Any transaction from which the director derived an improper personal benefit or (e) Any act or omission occurring prior to the date on which these Articles of Incorporation are filed with the Secretary of State.

Article Fifteen: The corporation shall have the right to purchase, directly or indirectly, its own shares to the extent of unreserved and unrestricted capital surplus available therefore.


                  /s/ Chris M. Hymel                  September 15, 2004
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                  Signature of Authorized Officer     Date